UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report
QUAKER CHEMICAL CORPORATION
(Exact name of registrant as specified in its Charter)


Pennsylvania
(State or other jurisdiction of
incorporation or organization)

001-12019
(Commission File Number)

23-0993790
(IRS Employer
Identification No.)


901 E. Hector Street,
Conshohocken, Pennsylvania
(Address of principal executive offices)

19428-2380
(Zip Code)

Robert T. Traub, Esquire
Senior Vice President, General Counsel and Corporate Secretary
Phone Number: (610) 832-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

  x Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2022 to December 31, 2022

________

Section 1 - Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (this "Form SD") of Quaker Chemical Corporation (the "Company") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange
 Act"), for the reporting period January 1, 2022 to December 31, 2022. Pursuant to Rule 13p-1 and Section 13(p) of the Exchange Act, which implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to make certain inquiries and perform certain due diligence with respect to any "conflict minerals" (as defined by paragraph (d)(3) of Item
1.01 of Form SD) that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company or any of its subsidiaries.


A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available under the "Governance Overview" section under the "Investors" tab of the Company's website at www.quakerhoughton.com. References to the Company's website are provided for convenience only, and its contents are not incorporated by reference into this Form SD or the Conflict Minerals Report, nor are they deemed filed with the Securities and Exchange Commission.

Item 1.02. Exhibit

A copy of the Company's Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resourse Extraction Issuer Disclosure

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits.

(a) Exhibits

Exhibit 1.01
Conflict Minerals Report of Quaker Chemical Corporation for the period of January 1, 2022 to December 31, 2022 as required by Items 1.01 and 1.02 of this Form.


SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2023

QUAKER CHEMICAL CORPORATION

By: /s/ Robert T. Traub

Robert T. Traub, Esquire
Senior Vice President, General Counsel and
Corporate Secretary